October 2, 2008

Song P. Brandon, Esq.

Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Nevada Chemicals, Inc. Schedule TO-T filed on September 19, 2008 by OCM Principal Opportunities Fund IV, L.P., et al (File No. 005-40254)

Dear Mr. Brandon :

On behalf of OCM Principal Opportunities Fund IV, L.P., Calypso Acquisition Corp. and Cyanco Holding Corp. (collectively, the “Filing Persons”), we submit this letter in response to your September 29, 2008 comment letter (the “Comment Letter”) relating to the offer by Calypso Acquisition Corp. to purchase all outstanding shares of common stock, $0.001 par value, of Nevada Chemicals, Inc. (“Nevada Chemicals”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO on September 19, 2008 (File No. 005-40254) (as amended by Amendment No. 1 to Schedule TO, filed on September 25, 2008, the “Schedule TO”).

Set forth below are the Filing Persons’ responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in the Comment Letter. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. Capitalized terms used herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

Concurrently with the filing of this letter, we are filing Amendment No. 2 to the Schedule TO that reflects our responses to the Staff’s comments.

Schedule TO-T

Source and Amount of Funds, page 43

1.

We note your disclosure in the first full paragraph on page 43 of this section that the “[o]ffer is not conditioned upon any financing arrangements.” We also note your disclosure that “[e]quity contributions and/or debt financing from OCM and its affiliates will provide the Offeror with sufficient funds to consummate the acquisition of all of the outstanding Shares in the Offer.” Please affirmatively indicate whether any alternative financing plans exist as required by Item 1007(b) of Regulation M-A. In addition, please confirm that the bidders in the offer intend to acquire the shares irrespective of whether financing is received and if all offer conditions are satisfied.

Response: At the time of filing the Schedule TO, Offeror and Parent were in preliminary negotiations with third-party financing sources regarding the purchase of shares of Nevada Chemicals. To date, no written financial commitments have been provided by these financing sources. As a result, absent such a written commitment, Offeror expects to fund the entire purchase price for the shares through contributions from Parent in the form of debt and equity. While we continue to engage in discussions with potential financing sources, we have revised the Offer to Purchase in response to the Staff's comment to indicate that, in the event that Offeror does not obtain third-party financing prior to completion of the Offer, OCM expects to contribute the required funds to Offeror prior to completion of the Offer.  We have also added disclosure to the Offer to Purchase that describes the material terms of the proposed debt component of such contribution.  We further respectfully advise the Staff that we will file an amendment to the Schedule TO to include any information required pursuant to Item 1007(d) of Regulation M-A in the event that any written commitment is received from a third party, or if any written agreement between Offeror and OCM is entered into.  Further, we hereby confirm for the Staff that the Offeror intends to acquire the shares irrespective of whether third-party financing is received.

2.

We note your disclosure that the Offeror and its parent “will have no meaningful assets, liabilities or historical financial information, until OCM, the indirect parent of Parent contributes and/or lends on or prior to the date on which payment will be made under the Offer ... an amount in cash equal to the aggregate Offer Price.” (Emphasis added). This language suggests that the Offeror and its parent could borrow funds from OCM for purposes of the offer transaction. In that regard, it appears disclosure pursuant to Item 1007(d) of Regulation M-A may be required. Please revise your document accordingly, or explain to us why Item 1007(d) is not applicable.

Response: As indicated above, we respectfully advise the Staff that, while we continue to engage in discussions with potential financing sources, including OCM and third parties, no commitment has yet been provided and the final terms of any equity and/or debt financing have not been determined. Once any loan arrangements or agreements are entered into, whether with OCM or a third party, we will file an appropriate amendment to the Schedule TO that includes any information required to be disclosed pursuant to Item 1007(a) of Regulation M-A.  Meanwhile, we further advise the Staff that, in the event that no debt financing is agreed to with third-party lenders, Offeror expects that a portion of the funds contributed by OCM upon closing of the tender offer will be classified as debt, and evidenced through a loan agreement.  We have revised the Offer to Purchase in response to the Staff’s comment in order to disclose the expected material terms of that loan agreement.

3.	Additionally, please note that if Item 1007(d) disclosure is required, please file as an exhibit any applicable loan agreement.

Response: We acknowledge the Staff’s comment. In the event that, prior to the acquisition of the shares of Nevada Chemicals, Offeror enters into any written financial arrangements, or receives any written financial commitments, with respect to the acquisition of such shares, we will file an amendment to the Schedule TO to include the information required pursuant to Item 1007(d) of Regulation M-A as well as any related exhibits.

The Filing Persons certify to the Commission that (i) they are responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions with respect to the foregoing, please contact me at (312) 861-2232.

Very truly yours,

/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.

Enclosures